August 22, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amy Reischauer, Esq.

Re:	Enzymotec Ltd.
Registration Statement on Form F-1
Submitted July 10, 2013 and amended August 14, 2013
CIK No. 0001578809

Dear Ms. Reischauer:

On behalf of our client, Enzymotec Ltd., an Israeli company (the “Company”), we have today filed a Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 20, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Use of proceeds

1.	We note your revised disclosure in response to our prior comment 14. Please revise your disclosure further to disclose the estimated amount of proceeds or other funds required for each intended use pursuant to Part I, Item 3.C.1. of Form 20-F.

Response:

The Company advises the Staff that it currently has no specific plans or commitments with respect to the net proceeds from the offering, and accordingly, is unable to quantify the allocation of such proceeds among various potential uses. The Company has amended the disclosure on page 40 to reflect this.

Intellectual property

2.	We note your revised disclosure in response to our prior comment 29. In each instance where you have provided an estimated year of expiration, please delete the phrase “or around” or similar qualifier or explain why you are unable to give the actual year of expiration.

Response:

The Company has revised the disclosure on page 89 to clarify the actual year of expiration of its patents.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Ariel Greenstein at (212) 819-8758 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP